Exhibit 99.4

FORM OF LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

FRESH VINE WINE, INC.

Units

Offered Pursuant to Subscription Rights

Distributed to Stockholders of

Fresh Vine Wine, Inc.

[●], 2023

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by Fresh Vine Wine, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering by the Company to subscribe for and purchase units, pursuant to non-transferable subscription rights distributed to all holders of record of the Company’s common stock, $0.001 par value per share (the “Common Stock”), as of 5:00 p.m., Eastern Time, on February 22, 2023, the record date. Each unit entitles the holder to one (1) share of Common Stock and a warrant to purchase one (1) share of Common Stock. The subscription rights and units are described in the prospectus dated [●], 2023 (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for units on the terms and subject to the conditions described in the prospectus, at a subscription price of $1.00 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on February 23, 2023 and ends at 5:00 p.m., Eastern Time, on March 9, 2023, the expiration date, unless extended by the Company in its sole discretion.

As described in the prospectus, each beneficial owner of shares of Common Stock is entitled to o.5 subscription rights for every share of Common Stock owned by such beneficial owner on the record date, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles the holder to purchase one (1) unit at the subscription price, which we refer to as the basic subscription right.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right, which we refer to as the over-subscription privilege. If sufficient units are available, all over-subscription privilege requests will be honored in full. If over-subscription privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who oversubscribe based on the number of shares of Common Stock held by all holders exercising the over-subscription privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

Subscription rights may only be exercised in whole numbers; the Company will not issue fractional units and will round all of the subscription rights down to the nearest whole number. To the extent that rounding occurs, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the offering.

The Company is asking persons who hold shares of Common Stock and who have received the subscription rights distributable with respect to such shares through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the basic subscription right, whether the basic subscription right of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of units being subscribed for pursuant to the over-subscription privilege by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Letter to Stockholders Who are Beneficial Holders

3.	Form of Beneficial Owner Election Form

4.	Form of Nominee Holder Certification

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Your prompt action is requested. The subscription agent must receive the property completed and duly executed rights subscription through DTCC and full payment of the subscription price for each unit subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, prior to the expiration date.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC, THE SUBSCRIPTION AND INFORMATION AGENT, TOLL-FREE AT (888) 789-8409 OR BY EMAIL AT SHAREHOLDER@BROADRIDGE.COM.